                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              ------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13D-2(A)

                               (AMENDMENT NO. 4)(1)


                     EASTBROKERS INTERNATIONAL INCORPORATED
                                (Name of Issuer)


                     COMMON STOCK, $.05 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                 276052 10 7
                                 (CUSIP Number)


                                WOLFGANG KOSSNER
                        GENERAL PARTNERS BETEILIGUNGS AG
                                  FREYENTHURN 1
                            9020 KLAGENFURT, AUSTRIA
                              011-43-463-2300-35
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                 JANUARY 1, 1999
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

--------------------
(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

-----------------------------                        ---------------------------
CUSIP No. 276052 10 7                    13D         Page 2 of 7 Pages
-----------------------------                        ---------------------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          General Partners Beteiligungs AG
          I.R.S. Identification No.:  Not applicable
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                       (b) |_|
-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          PF
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS           |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Austria
-------------------------------------------------------------------------------
                7        SOLE VOTING POWER
                         2,187,920 shares of Common Stock.  (Includes 200,000
                         shares issuable upon exercise of options held by
                         General Partners to acquire these shares at $10.00
                         per share and 400,000 shares issuable upon exercise
                         of warrants to acquire these shares at $7.00 per
                         share held by General Partners and exercisable on
   NUMBER OF             February 20, 1999.)
    SHARES
 BEBEFICIALLY   ---------------------------------------------------------------
 OWNED BY EACH  8        SHARED VOTING POWER
   REPORTING
    PERSON      ---------------------------------------------------------------
      WITH      9        SOLE DISPOSITIVE POWER
                         2,187,920 shares of Common Stock. (Includes 200,000 shares issuable upon exercise of options held by General Partners to acquire these shares at $10.00 per share and 400,000 shares issuable upon exercise of warrants to acquire these shares at $7.00 per share held by General Partners and exercisable on February 20, 1999.)

                ---------------------------------------------------------------
                10       SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,187,920 shares of Common Stock
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                    |_|
          (11) EXCLUDES CERTAIN SHARES

-------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.00% of Common Stock, based on 5,757,250 shares of Common Stock issued and outstanding at February 16, 1999. See Item 5 herein.
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          CO
-------------------------------------------------------------------------------

-----------------------------                        ---------------------------
CUSIP No. 276052 10 7                    13D         Page 3 of 7 Pages
-----------------------------                        ---------------------------

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Wolfgang M. Kossner
          I.R.S. Identification No.:  Not applicable
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                       (b) |_|
-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          PF
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS           |_|
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Austria
-------------------------------------------------------------------------------
                7        SOLE VOTING POWER

                ---------------------------------------------------------------
                8        SHARED VOTING POWER
                         2,420,420 shares of Common Stock.  (Includes 200,000
                         shares issuable upon exercise of options held by
 NUMBER OF               General Partners to acquire these shares at $10.00
  SHARES                 per share and 400,000 shares issuable upon exercise
BENEFICIALLY             of warrants to acquire these shares at $7.00 per
 OWNED BY                share held by General Partners and exercisable on
   EACH                  February 20, 1999.)
 REPORTING      ---------------------------------------------------------------
  PERSON        9        SOLE DISPOSITIVE POWER
   WITH
                ---------------------------------------------------------------
                10       SHARED DISPOSITIVE POWER
                         2,420,420 shares of Common Stock.  (Includes 200,000
                         shares issuable upon exercise of options held by
                         General Partners to acquire these shares at $10.00
                         per share and 400,000 shares issuable upon exercise
                         of warrants to acquire these shares at $7.00 per
                         share held by General Partners and exercisable on
                         February 20, 1999.)
-------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,420,420 shares of Common Stock
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                    |_|
          (11) EXCLUDES CERTAIN SHARES

-------------------------------------------------------------------------------
13        PERCENT OF CLASS  REPRESENTED  BY AMOUNT IN ROW (11)  42.04% of Common
          Stock,   based  on  5,757,250   shares  of  Common  Stock  issued  and
          outstanding at February 16, 1999. See Item 5 herein.
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          IN
-------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER.

      This Amendment No. 4 amends and supplements the Statement on Schedule 13D, as previously amended (the "Schedule 13D"), relating to shares of common stock, $.05 par value, of Eastbrokers International Incorporated ("Common Stock"), a Delaware corporation having its principal executive offices at 15245 Shady Grove Road, Suite 340, Rockville, Maryland 20850 (the "Company" or the "Issuer"). This statement also relates to options to acquire the Common Stock of Issuer and warrants to acquire the Common Stock of Issuer.

ITEM 2.   IDENTITY AND BACKGROUND.

Corporate Securityholder

      (a) This statement is being filed by General Partners Beteiligungs AG, an Austrian corporation formerly known as KHS Beteiligungs AG ("GP").

      (b) The address of the principal executive office of GP is Freyenthurn 1, 9020 Klagenfurt, Austria.

      (c) The principal business of GP: GP was formed to be a holding company and has no operations.

      (d) During the last five years, GP has not been convicted in a criminal proceeding.

      (e) During the last five years, GP has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Executive Officers, Directors and/or Persons Controlling General Partners Beteiligungs AG and the Central & Eastern Europe Fund.

      Wolfgang M. Kossner

      (a) This statement is also being filed by Wolfgang M. Kossner, a principal shareholder and a member of the supervisory board of GP.

      (b) Mr. Kossner's business address is General Partners Beteiligungs AG, Freyenthurn 1, 9020 Klagenfurt, Austria.

      (c) Mr. Kossner's principal occupation is as principal shareholder and a member of the supervisory board of GP.

      (d) During the last five years, Mr. Kossner has not been convicted in a criminal proceeding.

      (e) During the last five years, Mr. Kossner has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)   Mr. Kossner is a citizen of Austria.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The disclosure under Item 3 of Schedule 13D, as amended to date, filed on behalf of KHS Beteiligungs AG, is incorporated by reference.

      On January 1, 1999, GP purchased 526,884 Shares of Common Stock of the Issuer in a private sale between qualified investors for cash consideration of $15.00 per share. On January 1, 1999, GP purchased 33,000 options to acquire shares of Common Stock of the Issuer at $10.00 per share, one share per option, for cash consideration of $2.00 per option.

ITEM 4.   PURPOSE OF TRANSACTION.

      The securities of the Company referenced herein were acquired for investment purposes.

      While the Reporting Persons (and their affiliates) have no present plans or proposals which relate to or would result in the acquisition or disposition by any person of securities of the Issuer, the investments in the Issuer by the Reporting Persons (and their affiliates) will be periodically reviewed and at any time the amount of such investments may be increased, through open market purchases or otherwise, or decreased. Except as otherwise set forth in the
Schedule 13D to which this Amendment relates, the Reporting Persons (and their affiliates) do not at the present time have any plans or proposals which relate to or would result in:

      (1) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      (2)   An   extraordinary   corporate   transaction,   such  as  a  merger,
            reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (3) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (4) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

      (5) Any material change in the present capitalization or dividend policy of the Issuer;

      (6) Any other material change in the Issuer's business or corporate structure;

      (7) Changes in the Issuer's Certificate of Incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (8) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (9) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

      (10)  Any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

General Partners Beteiligungs AG

      As of the date hereof, GP is the record and beneficial owner of 2,187,920 shares of Common Stock of the Company, over which it has sole voting power and sole power to dispose. This number represents 38.00% of the issued and outstanding shares of Common Stock of the Company, based on 5,757,250 shares issued and outstanding at February 16, 1999. Said 2,187,920 shares include 200,000 shares issuable upon exercise of options held by GP to acquire these shares at $10.00 per share and 400,000 shares issuable upon exercise of warrants to acquire these shares at $7.00 per share held by GP and exercisable on February 20, 1999. See below with respect to 32,500 shares held by a fund of which Mr. Kossner is a director and 200,000 shares held by Karntner Landes und Hypothekenbank AG.

Wolfgang M. Kossner

      As of the date hereof Wolfgang M. Kossner is the indirect beneficial owner of 2,420,420 shares of Common Stock of the Company over which he has shared power to direct the vote and to dispose of such shares. This number represents 42.04% of the issued and outstanding shares of Common Stock of the Company, based on 5,757,250 shares issued and outstanding at February 16, 1999. Said 2,420,420 shares include 200,000 shares issuable upon exercise of options held by GP to acquire these shares at $10.00 per share and 400,000 shares issuable upon exercise of warrants to acquire these shares at $7.00 per share held by GP and exercisable on February 20, 1999. Also included are 32,500 shares owned by the Central and Eastern Europe Fund (the "Fund") of which Mr. Kossner is a director and 200,000 shares owned by by Karntner Landes und Hypothekenbank AG as to which Mr. Kossner may be deemed to have shared voting and investment power. The reference to the shares owned by the Fund should not be deemed as an admission that Mr. Kossner is the beneficial owner thereof for purposes of section 13(d) or 13(g) of the Securities Exchange Act of 1934.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
            RESPECT TO SECURITIES OF THE ISSUER.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            March 10, 1999
                                   ---------------------------------------------
                                                   (Date)


                                          /s/ Wolfgang M. Kossner
                                   ---------------------------------------------
                                        Wolfgang M. Kossner/Member,
                                             Supervisory Board



                                  GENERAL PARTNERS BETEILIGUNGS AG

                                            March 10, 1999
                                   ---------------------------------------------
                                                   (Date)


                                          /s/ Corina Chwala
                                   ---------------------------------------------
                                    Mag. Corina Chwala/Managing Director



                                            March 10, 1999
                                   ---------------------------------------------
                                                   (Date)


                                          /s/  Dr. Anton Kollman
                                   ---------------------------------------------
                                    Dr. Anton Kollman/Managing Director